Byron B. Rooney	Davis Polk & Wardwell LLP	CONFIDENTIAL
+1 212 450 4658	450 Lexington Avenue
byron.rooney@davispolk.com	New York, NY 10017 davispolk.com
August 12, 2025

Re:	Klarna Group plc Registration Statement on Form F-1 Response dated July 16, 2025 File No. 333-285826
VIA EDGAR TRANSMISSION
Division of Corporation Finance
Office of Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-7561

Attention:	Madeleine Joy Mateo
Christian Windsor
Lory Empie
Michael Volley
Ladies and Gentlemen:
On behalf of our client, Klarna Group plc, a public company with limited liability incorporated pursuant to the laws of England and Wales (the “Company”), in order to assist the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in evaluating the Company’s prior response to comment no. 9 included in the Staff’s comment letter dated May 30, 2025 (the “Comment Letter”), set forth below is the discussion of the Company’s consumer receivables portfolio that the Company plans to include in Note 5 to its interim unaudited consolidated financial statements for the six months ended June 30, 2025 to be included in amendment No. 2 (“Amendment No. 2”) to its registration statement on Form F-1 (the “Registration Statement”).
As shown below, the revised presentation disaggregates the consumer receivables information by loan product in response to the Staff’s comment no. 8 included in the Comment Letter. At the same time, the Company continues to present its consumer receivables by assigning its outstanding loans to one of three stages, with each stage corresponding to an individual loan’s estimated repayment performance.  As described in the Company’s discussions of its accounting policies in the Registration Statement, the staging methodology is inherently tied to delinquency trends and effectively reflects the credit risk associated with the underlying loans.  Accordingly, the Company continues to believe that its current presentation complies with IFRS 7 and provides investors with meaningful insight into the credit risk profile of the consumer receivables portfolio in a manner consistent with the Company’s internal risk management practices.
In light of the above, the Company respectfully wishes to reiterate that, as more fully described in its prior response letter to comment no. 9, presenting consumer receivables information by credit risk rating grades would not provide meaningful information to prospective investors. Given the Company’s global operations across multiple jurisdictions, credit risk assessment methodologies and grading scales vary significantly by country and regulatory framework, resulting in a lack of comparability of any aggregated presentation. In addition, given these differences, the Company continues to believe it would be impracticable to aim to develop a unified risk grading view for its loan portfolio. Importantly, the Company in the past evaluated this issue at various times. After due consideration, the Company then similarly concluded that the current presentation is appropriately responsive to the requirements of IFRS 7.35M in light of its global operations and they way it internally reports and manages credit risk. Accordingly, such presentation is also consistent with the Company’s historical financial statements that were presented in accordance with IFRS and applicable banking regulations in Sweden.
*                                      *                                      *
Note 5 Consumer receivables
Consumer receivables represent amounts due from consumers related to Klarna’s flexible payment options, including Pay Later and Fair Financing solutions. Consumer receivables are measured at amortized cost, including outstanding principal balances, unamortized deferred origination costs, accrued interest and net of allowances for expected credit losses. The tables below summarize consumer receivables as of the stated period.

	June 30, 2025
	Gross Carrying Amount	Allowance for ECL	Net Carrying Amount
Fair Financing receivables	$3,989	$(187)	$3,802
Pay Later receivables	6,362	(214)	6,148
Total	$10,351	$(401)	$9,950

	December 31, 2024
	Gross Carrying Amount	Allowance for ECL	Net Carrying Amount
Fair Financing receivables	$3,085	$(131)	$2,954
Pay Later receivables	5,388	(201)	5,187
Total	$8,473	$(332)	$8,141
To measure the expected consumer losses (“ECL”) of consumer receivables, Klarna assigns outstanding loans to one of three stages based on repayment performance. The below tables reconcile the Group’s classification of Fair Financing and Pay Later consumer receivables by stage for the opening and closing balances:

Fair Financing receivables	Stage 1	Stage 2	Stage 3	Total
Gross carrying amount as of January 1, 2025	$2,893	$140	$52	$3,085
New assets originated or purchased	4,270	44	7	4,321
Assets repaid	(3,621)	(157)	(39)	(3,817)
Transfers to stage 1	206	(203)	(3)	—
Transfers to stage 2	(467)	474	(7)	—
Transfers to stage 3	(6)	(118)	124	—
Amounts written off	(17)	(17)	(79)	(113)
Other adjustments[9]	478	25	10	513
Gross carrying amount as of June 30, 2025	$3,736	$188	$65	$3,989

Pay Later receivables	Stage 1	Stage 2	Stage 3	Total
Gross carrying amount as of January 1, 2025	$5,059	$227	$102	$5,388
New assets originated or purchased	26,392	34	8	26,434
Assets repaid	(25,597)	(506)	(97)	(26,200)
Transfers to stage 1	86	(82)	(4)	—
Transfers to stage 2	(819)	820	(1)	—
Transfers to stage 3	(13)	(267)	280	—
Amounts written off	(16)	(9)	(199)	(224)
Other adjustments[9]	908	37	19	964
Gross carrying amount as of June 30, 2025	$6,000	$254	$108	$6,362
The activity in the Group’s allowance for credit losses recognized for Fair Financing and Pay Later consumer receivables, based on the above stage classifications, is detailed in the below table:

Fair Financing receivables	Stage 1	Stage 2	Stage 3	Total
Allowance as of January 1, 2025	$(69)	$(26)	$(36)	$(131)
New assets originated or purchased	(116)	(10)	(5)	(131)
Assets repaid	87	26	30	143
Transfers to stage 1	(22)	20	2	—
Transfers to stage 2	37	(41)	4	—
Transfers to stage 3	—	62	(62)	—
Intrastage changes from ECL	(11)	(69)	(29)	(109)
Amounts written off	1	5	58	64
Other adjustments[9]	(12)	(4)	(7)	(23)
Allowance as of June 30, 2025	$(105)	$(37)	$(45)	$(187)

Pay Later receivables	Stage 1	Stage 2	Stage 3	Total
Allowance as of January 1, 2025	$(77)	$(57)	$(67)	$(201)
New assets originated or purchased	(192)	(10)	(4)	(206)
Assets repaid	239	67	63	369
Transfers to stage 1	(5)	2	3	—
Transfers to stage 2	86	(87)	1	—
Transfers to stage 3	1	156	(157)	—
Impact on ECL from change in credit risk	(115)	(138)	(44)	(297)
Amounts written off	2	6	145	153
Other adjustments[9]	(12)	(10)	(10)	(32)
Allowance as of June 30, 2025	$(73)	$(71)	$(70)	$(214)

9 Other adjustments are primarily driven by fluctuations in the SEK/USD foreign exchange rate, which changed by approximately 17% between January 1, 2025 and June 30, 2025.

*                                      *                                      *
Should any questions arise, please do not hesitate to contact me at (212) 450-4658 (tel) or byron.rooney@davispolk.com, or Daniel P. Gibbons at (212) 450-3222 (tel) or dan.gibbons@davispolk.com. Thank you for your time and attention.
Very truly yours,
/s/ Byron B. Rooney
Byron B. Rooney
cc:
Niclas Neglén, Chief Financial Officer of the Company
Daniel P. Gibbons, Davis Polk & Wardwell LLP
4